Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

20 FREIMAN STREET RISHON LEZION 7535825 ISRAEL

BOS ISSUES AN IMPORTANT MESSAGE TO ITS SHAREHOLDERS

RISHON LEZION, Israel, April 1, 2019 -- B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, today issued the following important message to its shareholders:

Dear Shareholders,

The voting for the BOS’ special meeting of shareholders will continue through the end of business on Tuesday, April 9, 2019.

Your vote AGAINST Resolution 1 and Resolution 2 is extremely important to block Pure Capital’s demand for the removal of the Company’s current board of directors and appointment of Pure Capital’s nominees. All BOS shareholders at March 13, 2019, the record date, are eligible to participate in the voting.

Importantly, the leading independent proxy advisory firm, Institutional Shareholder Services (ISS) has recommended* that the shareholders vote AGAINST the Pure Capital proposals.

According to the ISS report: “We note that the few paragraphs in its (Pure Capital’s) position statement are far from case for change. Based on lack of a detailed rationale, a vote AGAINST the dissident proposals is warranted.”

ISS came to this conclusion following an independent review of the Pure Capital’s position statement and BOS’ public filling.

BOS believes that the Pure Capital’s demands are unfounded also given the conclusive evidence of the achievements of BOS’ management and its board of directors, including:

•	Effective Execution of a Growth Plan through Strategic Acquisitions:
o	A definitive agreement to purchase the assets of Imdecol Ltd. was signed on March 20, 2019.
o	An acquisition of iDnext Ltd. and Next-Line Ltd. was completed in 2016.
•	Revenue CAGR of 8.5% and Net Income CAGR of 44% during the past 3 years.
•	Reduction in Net Debt to $600,000 in 2018 from $14 million in 2009.
•	Improvement in Net Income to $1 million in 2018 as compared to a net loss of $9 million in 2009.

*Permission neither sought nor obtained from ISS.

BOS’ board of directors recommends that you vote AGAINST the two resolutions on the agenda:

1.	A VOTE AGAINST RESOLUTION NUMBER 1: removal of current board of directors

(check all of the boxes in the “Against” column).

2.	A VOTE AGAINST RESOLUTION NUMBER 2: appointment of Pure Capital’s nominees

(check all of the boxes in the “Against” column).

If you have not received voting materials, please contact your broker/bank to get the voting forms and return your vote to your Bank/Broker as soon as possible.

For any questions or further information, please contact:

John Glenn Grau InvestorCom Direct (203) 295-7841 Mobile (646) 242-0410 jgrau@investor-com.com	Eyal Cohen, Co-CEO & CFO B.O.S. Better Online Solutions Ltd. +972-542525925 eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; risks associated with completing and successfully integrating an acquisition with BOS’ existing business; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.